Exhibit 99.2

Aeropuertos Argentina 2000 S.A.

Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format

Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format

Index

Separated Individual Statements of Comprehensive Income
Separated Individual Statements of Financial Position
Separated Individual Statements of Changes in Equity
Separated Individual Statements of Cash Flows
Notes to the Separated Condensed Individual Interim Financial Statements
Additional information required by Art. 12, chapter III, title IV of the National Securities Commission
Report on Review of Separate Condensed Individual Interim Financial Statements
Report of the Supervisory Committee

$	=	Argentine Peso
US$	=	US Dollar
EUR	=	Euro
CAD	=	Canadian Dollar

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Legal address:	Honduras 5673 - Autonomous City of Buenos Aires
Principal activity:	Exploitation, administration and operation of airports

Separated Condensed Individual Interim Financial Statements
For the nine-month period of the
Fiscal Year N° 22 commenced January 1, 2019

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE:

Of the By-laws:	February 18, 1998
Of the last modification of the By-laws:	October 11, 2016
Registration number with the Public Registry:	1645890
Expiration date of the company:	February 17, 2053
Parent Company:	Corporación America S.A.
Legal address:	Honduras 5673 - Autonomous City of Buenos Aires
Principal activity:	Investments and financing
Participation of the Parent Company in common stock and total votes:	45.90%

CAPITAL STOCK (Note 13)
	Subscribed	Paid-in
	$
Issued
79,105,489 Class “A” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
79,105,489 Class “B” common shares of AR$ 1 par value and 1 vote each	79,105,489	79,105,489
61,526,492 Class “C” common shares of AR$ 1 par value and 1 vote each	61,526,492	61,526,492
38,779,829 Class “D” common shares of AR$ 1 par value and 1 vote each	38,779,829	38,779,829
747,529,409 Preferred shares of AR$ 1 par value with no voting rights	747,529,409	747,529,409
	1,006,046,708	1,006,046,708

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separated Individual Statements of Comprehensive Income

For the three and nine month periods ended at September 30, 2019 and 2018

		Three months at		Nine months at
		09.30.19	09.30.18	09.30.19	09.30.18
	Note	$
Continuous Operations
Revenue	3	8,526,982,887	9,059,846,222	25,193,995,879	24,466,243,538
CINIIF 12 - paragraph 14 Credit	5	5,410,812,458	2,185,001,575	12,494,337,292	6,432,412,015
Cost of service	10	(5,438,279,094)	(5,506,904,960)	(15,605,863,770)	(14,017,592,279)
CINIIF 12 - paragraph 14 Debit		(5,407,806,682)	(2,183,161,492)	(12,486,158,306)	(6,425,961,915)
Gross Profit		3,091,709,569	3,554,781,345	9,596,311,095	10,455,101,359
Distribution and selling expenses	10	(1,741,457,675)	(566,378,316)	(2,768,017,408)	(1,539,495,204)
Administrative expenses	10	(281,898,655)	(165,840,922)	(888,777,097)	(1,109,485,585)
Other income and expenses, net	3	201,431,859	191,246,641	597,984,470	559,291,719
Operating profit		1,269,785,098	3,013,808,748	6,537,501,060	8,365,412,289

Finance income	3	101,708,890	1,320,338,055	335,354,732	2,794,441,527
Finance expenses	3	(5,091,267,082)	(5,698,819,620)	(4,282,574,796)	(11,458,111,378)
Result from exposure to changes in the purchasing power of the currency		96,635,505	(777,469,868)	(683,443,471)	(1,191,963,782)
Result of investments accounted for using the equity method	4	28,378,964	22,140,646	18,712,274	22,591,502
Income before Income tax		(3,594,758,625)	(2,120,002,039)	1,925,549,799	(1,467,629,842)
Income tax	3	1,470,924,953	278,170,153	1,828,056,945	(312,449,326)
Income for the period for continuous operations		(2,123,833,672)	(1,841,831,886)	3,753,606,744	(1,780,079,168)
Net Income for the period		(2,123,833,672)	(1,841,831,886)	3,753,606,744	(1,780,079,168)
Other comprehensive income		-	-	-	-
Comprehensive Income for the period		(2,123,833,672)	(1,841,831,886)	3,753,606,744	(1,780,079,168)
Earnings / (Loss) per share basic and diluted attributable to shareholders of the Company during the period (shown in $ per share) from continuous operations		(8.3321)	(7.1433)	14.1260	(6.9418)

The accompanying notes are an integral part of these Separated Condensed Individual Interim Financial Statements and should be read together with the Separated Individual Accounting Statements audited for the year ended at December 31, 2018.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separated Individual Statements of Financial Position

At September 30, 2019 and December 31, 2018

		09.30.19	12.31.18
	Note	$
Assets
Non-current Assets
Investments accounted for by the equity method	4	152,047,919	133,335,645
Intangible assets	5	58,106,451,743	49,048,340,216
Rights of use		142,056,408	-
Other receivables	3	5,027,989,805	5,575,791,194
Total Non-Current Assets		63,428,545,875	54,757,467,055
Current Assets
Investments		-	256,829,095
Other receivables	3	3,172,914,751	1,419,631,910
Trade receivables, net	3	2,918,688,284	3,196,105,404
Cash and cash equivalents	3	5,049,539,602	5,337,278,571
Total Current Assets		11,141,142,637	10,209,844,980
Total Assets		74,569,688,512	64,967,312,035

Shareholders’ Equity and Liabilities
Equity attributable to Shareholders:
Common shares		258,517,299	258,517,299
Preferred shares		747,529,409	629,252,640
Share premium		137,280,595	137,280,595
Adjustment of capital		10,202,038,326	10,187,263,655
Legal and facultative reserves		17,544,618,729	11,906,607,341
Retained earnings		3,753,920,036	8,182,633,757
Total Shareholder’s’ Equity		32,643,904,394	31,301,555,287

Liabilities
Non-Current Liabilities
Provisions and other charges	9	161,101,048	180,514,714
Borrowings	6	24,794,073,128	18,731,141,254
Deferred income tax liabilities		4,541,126,585	7,096,960,033
Lease liabilities		12,110,111	-
Accounts payable and others	3	59,801,591	120,894,472
Total Non-Current Liabilities		29,568,212,463	26,129,510,473
Current Liabilities
Provisions and other charges	9	2,283,013,837	550,675,434
Borrowings	6	4,110,197,061	2,318,091,389
Lease liabilities		154,524,945	-
Accounts payable and others	3	5,383,015,788	4,219,688,124
Fee payable to the Argentine National Government	7	426,820,024	447,791,328
Total Current Liabilities		12,357,571,655	7,536,246,275
Total Liabilities		41,925,784,118	33,665,756,748
Total Shareholders’ Equity and Liabilities		74,569,688,512	64,967,312,035

The accompanying notes are an integral part of these Separated Condensed Individual Interim Financial Statements and should be read together with the Separated Individual Accounting Statements audited for the year ended at December 31, 2018.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separated Individual Statements of Changes in Equity

At September 30, 2019 and 2018

	Capital stock common shares	Capital stock preferred shares	Share premium	Adjustment of capital	Legal reserve	Facultative reserve	Retained earnings	Total
	$
Balance at 01.01. 19	258,517,299	629,252,640	137,280,595	10,187,263,655	433,378,470	11,473,228,871	8,182,633,757	31,301,555,287
Resolutions of the Shareholders' Meeting of July 25, 2019 (Note 15):
Capitalization of dividends corresponding to preferred shares	-	118,276,769	-	14,774,671	-	-	(133,051,440)	-
Legal and facultative reserves	-	-	-	-	70,477,658	5,567,533,730	(5,638,011,388)	-
Distribution of dividends	-	-	-	-	-	-	(2,411,257,637)	(2,411,257,637)
Net Income for the period	-	-	-	-	-	-	3,753,606,744	3,753,606,744
Balance at 09.30.19	258,517,299	747,529,409	137,280,595	10,202,038,326	503,856,128	17,040,762,601	3,753,920,036	32,643,904,394

Balance at 01.01. 18	258,517,299	616,914,353	137,280,595	10,176,084,118	428,767,132	6,384,501,579	11,779,990,748	29,782,055,824
Adjustment IFRS 9	-	-	-	-	-	-	109,892,330	109,892,330
Balance at 01.01.18 restated	258,517,299	616,914,353	137,280,595	10,176,084,118	428,767,132	6,384,501,579	11,889,883,078	29,891,948,154
Resolutions of the Shareholders' Meeting of April 9, 2018 (Note 15):
Capitalization of dividends corresponding to preferred shares	-	12,338,287	-	8,271,375	-	-	(20,609,662)	-
Legal and facultative reserves	-	-	-	-	4,041,110	4,459,466,614	(4,463,507,724)	-
Net Income for the period	-	-	-	-	-	-	(1,780,079,168)	(1,780,079,168)
Balance at 09.30.18	258,517,299	629,252,640	137,280,595	10,184,355,493	432,808,242	10,843,968,193	5,625,686,524	28,111,868,986

The accompanying notes are an integral part of these Separated Condensed Individual Interim Financial Statements and should be read together with the Separated Individual Accounting Statements audited for the year ended at December 31, 2018.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separated Individual Statement of Cash Flows

At September 30, 2019 and 2018

		09.30.19	09.30.18
	Note	$
Cash Flows from operating activities
Net Income for the period		3,753,606,744	(1,780,079,168)
Adjustments for:
Amortization of intangible assets	5 / 10	3,436,225,766	2,618,316,614
Depreciation right of use	10	102,562,276	-
Specific allocation of accrued and unpaid income	7	426,820,024	473,128,278
Income tax	3	(1,828,056,945)	312,449,326
Income of investments accounted for by the equity method	4	(18,712,274)	(22,591,502)
Bad debts provision	8 / 10	1,423,350,190	92,756,927
Paid borrowing interests costs	6	1,271,241,464	1,037,091,984
Accrued deferred revenues and additional considerations	9	(373,814,076)	(257,562,726)
Accrued exchange differences		2,838,823,252	7,805,175,575
Provision for litigation	9	7,898,934	27,694,375
Adjustment effect for inflation		(999,019,707)	(826,384,104)
Changes in operating assets and liabilities:
Changes in trade receivables		(2,112,030,397)	170,779,637
Changes in other receivables		(3,120,529,060)	196,694,716
Changes in accounts payable and others		2,290,500,624	(1,135,640,221)
Changes in liabilities for current income tax		-	909,290,681
Changes in provisions and other charges		1,305,269,414	248,885,984
Changes in fee payable to the Argentine National Government		(325,205,217)	(260,729,552)
Changes in intangible assets		(12,493,366,779)	(6,403,662,625)
Income tax paid		(602,219,588)	(966,563,714)
Net Cash (used in) /generated by operating activities		(5,016,655,355)	2,239,050,485

Cash flow from investment activities
Acquisition of investments		(489,301,010)	(373,178,333)
Collection of other current investments		810,444,171	-
Net Cash generated by / (used in) in investment activities		321,143,161	(373,178,333)

Cash Flow from financing activities
Borrowings obtained	6	7,652,507,912	-
Payment of leases		(102,985,936)	-
Borrowings paid- principal	6	(1,676,582,602)	(89,656,588)
Borrowings paid- interests	6	(1,113,378,127)	(822,426,392)
Dividends paid	9	(1,202,313,411)	(304,688,621)
Net Cash generated by / (used in) in financing activities		3,557,247,836	(1,216,771,601)

Net (decrease) / increase in cash and cash equivalents		(1,138,264,358)	649,100,551

Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the period		5,337,278,571	4,635,400,070
Net (decrease) / increase in cash and cash equivalents		(1,138,264,358)	649,100,551
Effect of inflation generated by cash and cash equivalents		1,522,051,625	(1,354,870,525)
Foreign Exchange differences		(671,526,236)	1,954,862,601
Cash and cash equivalents at the end of the period		5,049,539,602	5,884,492,697
Transactions that do not represent changes in cash and cash equivalents:
Acquisition of intangible assets through liabilities for finance leases	6	970,513	28,749,390
Dividends on preferred shares	14	101,788,172	14,492,506

The accompanying notes are an integral part of these Separated Condensed Individual Interim Financial Statements and should be read together with the Separated Individual Accounting Statements audited for the year ended at December 31, 2018.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 1 - COMPANY ACTIVITIES

Aeropuertos Argentina 2000 S.A. (“AA2000” or the “Company”) was incorporated in 1998, after the consortium of companies won the national and international bid for the concession rights for the use, management and operation of the “A” Group of the Argentine National Airport System. “A” Group includes 33 airports that operate in Argentina (the “Concession”)

The Concession was granted pursuant to the concession agreement the Company entered into with the Argentine National Government on February 9, 1998, as subsequently amended and supplemented by the memorandum of agreement we entered into with the Argentine National Government on April 3, 2007 (the “Memorandum of Agreement”). We refer to the concession agreement as amended and supplemented by the Memorandum of Agreement as the “Concession Agreement”.

The Concession is for an initial period of 30 years through February 13, 2028. The Company may extend the term of the Concession for an additional period of up to 10 years. The Company has made a formal request to the National Airports Regulatory Organization (Organismo Regulador Del Sistema Nacional de Aeropuertos; ORSNA, for the acronym in Spanish) to extend the term of the Concession for the additional 10-year period ending February 13, 2038. We can provide no assurance that the Argentine National Government will grant our request or on what conditions.

In addition, under the terms of the Concession Agreement, the Argentine National Government has the right to buyout our Concession as of February 13, 2018, and if such right is exercised, it is required to pay the Company a compensation.

As from July 24, 2012 The Company has become responsible for the management of the operation of Termas de Rio Hondo airport. On March 21, 2013, the National Executive Branch through Decree N° 303/2013, ratified the incorporation of the airport to the National Airport System, its inclusion into the “A” Group at December 31, 2018 is still pending.

Likewise, and in order to be able to continue with the policies related to the expansion of the aviation market, the National State issued Decree No. 1092/17 on December 22, 2017 by which it incorporated the Palomar Airport, located in the Province of Buenos Aires. Aires, to the National Airport System.

In order to incorporate the said Airport into "Group A", on December 27, 2017 the National Government issued Decree No. 1107/17.

As a result, as of such date, the Company is responsible for the exploitation, administration and operation of Palomar Airport under the terms set forth in the Concession Contract approved by Decree No. 163/97 and the Adjustment Agreement Act. of the Concession Contract approved by Decree No. 1799/07.

The current note to the Separated Condensed Individual Interim Financial Statements does not reflect all the information requested in the annual financial statements, as there are no significate differences. It should be read together with the individual accounting statements audited for the year ended at December 31, 2018.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES

The Separated Condensed Individual Interim Financial Statements are presented in Argentine Pesos, except when specifically indicates otherwise. These statements were approved by the Board of Directors of the Company on November 6, 2019.

The National Security Commission (CNV, for the acronym in Spanish) through Technical Resolutions N° 562/09 and 576/10 has established the application of Technical Resolutions N° 29 and 43 of the Argentine Federation of Professional Council in Economic Sciences which adopts the application of IFRS (International Financial Reporting Standards) issued by the IASB (International Accounting Standards Board), for those entities under the public offering regime Law N° 17.811, whether due to capital stock or corporate bonds or because they have requested authorization to list for trading on stock exchanges.

Application of those standards is mandatory for the Company as from the fiscal year beginning on January 1 2012. Therefore, the transition date, as established in the IFRS 1 “First Time Adoption of the IFRS” was January 1, 2011.

These Separated Condensed Individual Interim Financial Statements of AA2000 have been prepared in accordance with the IFRS and IFRIC Interpretations (IFRIC) and International Accounting Standards (IAS) issued by the International Standards Committee of Accounting (IASC, predecessor of the IASB).

These accounting policies have been consistently applied to all the years presented unless otherwise stated.

1) Comparative Information

The information included in these financial statements has been extracted from the Condensed Individual Interim Financial Statements of AA2000 as of September 30, 2018 and the Individual Financial Statements as of December 31, 2018, approved in a timely manner by the Board of Directors and by the Company's Shareholders, and restated to the closing currency of September 30, 2019, depending on the application of IFRS 19 (see Note 2.7).

2) Controlled Companies

Controlled Companies are all the entities where the Company has the power to control operating and financial policies, generally with a controlling share over 50%. At the moment of determining if the Company controls an entity the existence and the impact of potential voting rights that could be exercised or converted are taken into account. The controlled companies are consolidated as from the date the control is transferred and excluded from the date such control ceases.

The accounting policies of subsidiaries have been modified, where necessary, to ensure the uniformity with the Company policies.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

2) Controlled Companies (Contd.)

At September 30, 2019, AA2000 has participation in the following controlled companies (hereafter the Group):

Controlled (1)	Number of common shares	Participation in capital and possible votes	Book entry value at 09.30.19	Net Shareholders ‘equity at closing	Income for the period
			$
Servicios y Tecnología Aeroportuarios S.A. (2)	14,398,848	99.30%	68,193,160	68,671,872	17,066,203
Cargo & Logistics S.A.	1,614,687	98.63%	826,588	838,070	(1,396,756)
Paoletti America S.A.	6,000	50.00%	15,526	31,051	(5,853)
Texelrío S.A. (3)	84,000	70.00%	82,967,647	105,291,522	3,081,964
Villalonga Furlong S.A. (4)	123,700	1.46%	44,998	3,082,125	(33,284)

(1)      Companies based in the Argentine Republic.

(2)      Includes adjustments under IFRS for the elaboration and presentation of these financial statements.

(3)      The Net Shareholders Equity includes 4,000,000 of preferred shares of AR $1 par value

(4)      Owner of 98.42% of the capital stock and votes in a direct and indirect way.

3) Accounting policies

The collection policies adopted for these interim financial statements are consistent with those used in the Separated Individual Financial Statements as of December 31, 2018.

4) Segment Information

The Company is managed as a single unit, considering all airports as a whole. It does not evaluate the performance of the airports on a standalone basis. Therefore, for the purposes of segment information, there is only one business segment.

The Argentine National Government granted the Company the concession of the “A” Group airports of the National Airports System under the basis of “cross-subsidies”: i.e., the income and funds generated by some of the airports should subsidize the liabilities and investments of the remaining airports, in order for all airports to be compliant with international standards as explained below.

All airports must comply with measures of operative efficiency which are independent from the revenues and funds they generate. All works performed must follow international standards established by the respective agencies (IATA, OACI, etc.).

Revenues of AA2000 comprise non-aeronautical revenues and aeronautical revenues; the latter being the tariffs determined by the ORSNA and regulated on the basis of the review of the Financial Projection of Income and Expenses in order to verify and preserve the "equilibrium" of the variables on which it was originally based.

The investment decisions are assessed and made with the ORSNA based on the master plans of the airports considering the needs of each airport on the basis of expected passenger flow and air traffic, in the framework of the standards previously mentioned.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

5) Changes in accounting policies and disclosures

New accounting standards and interpretations issued by the IASB that are effective at January 1, 2019 and have been adopted by the Company

IFRS 16 “Leases”

In January 2016, the IASB issued IFRS 16 "Leases", which establishes new principles for the recognition, measurement, presentation and presentation of lease contracts, highlighting the elimination of the operational and financial classification established by IAS 17 and the adoption, in its replacement of a treatment similar to that provided to financiers under said rule, for all lease agreements. These contracts must be disclosed as leased assets (assets with a right to use) or within fixed assets at the present value of the lease payments. If the Company makes periodic payments, it must additionally recognize a financial liability that represents the obligation to make future payments for the lease. IFRS 16 does not require the lessee to recognize assets and liabilities in the case of short-term leases or leases of low-value assets.

The Company has revised its lease agreements in force as of January 1, 2019 and has recorded an initial "Right of use" asset for the initial application of IFRS 16 for a total of $244,618,684 and a liability for "Lease liabilities" for $244,618,684.

At the date of issuance of these financial statements there are no other standards, changes or interpretations issued by the IASB and IFRIC that are not yet effective and are expected to have a significant effect on the Company.

There were no other additional changes in the Group's accounting policies based on the effective application standards as of January 1, 2019 described above.

6) Estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates. It also requires management to exercise its judgment in the process of applying the Group accounting policies.

In the preparation of these Financial Statements the significant areas of judgement by management in the application of the Company’s accounting policies and the main areas of assumptions and estimates are consistently as those applied in the Financial Statements for the year ended December 31, 2018.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

7) Foreign currency translation

Functional and presentation currency

The figures included in the financial statements were measured using its functional currency, that is, the currency of the primary economic environment in which the Company operates. The functional currency of the Company is the Argentine peso, which is coincident with the presentation currency of the financial statements.

IAS 29 "Financial information in hyperinflationary economies" requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be expressed in terms of the current unit of measurement at the reporting date of the reporting period, regardless of whether they are based on the historical cost method or the current cost method. For this, in general terms, inflation produced from the date of acquisition or from the revaluation date, as applicable, must be computed in the non-monetary items. These requirements also correspond to the comparative information of these Individual Separate financial statements.

In order to conclude on whether an economy is categorized as hyperinflationary under the terms of IAS 29, the standard details a series of factors to be considered, including the existence of a cumulative inflation rate in three years that approximates or exceed 100%. Taking into account that the accumulated inflation rate of the last three years exceeds 100% and the rest of the indicators do not contradict the conclusion that Argentina should be considered as a hyperinflationary economy for accounting purposes, the Company Management understands that there is sufficient evidence to conclude that Argentina is a hyperinflationary economy under the terms of IAS 29, as of July 1, 2018. It is for this reason that, in accordance with the IAS 29, these Consolidated Financial Statements are restated reflecting the effects of inflation in accordance with the provisions of the standard.

In turn, Law No. 27,468 (BO 04/12/2018) amended Article 10 of Law No. 23,928 and its amendments, establishing that the repeal of all legal norms or regulations that establish or authorize indexation by prices, monetary update, variation of costs or any other form of repowering of debts, taxes, prices or rates of goods, works or services, does not include financial statements, in respect of which the provisions of the article 62 in fine of the General Law of Companies No. 19,550 (TO 1984) and its amendments will be applied. Also, the aforementioned legal body ordered the repeal of Decree No. 1269/2002 of July 16, 2002 and its amendments and delegated to the National Executive Power (PEN), through its controlling entities, to establish the date from the which the provisions cited in relation to the financial statements presented will have effect.

Therefore, through its General Resolution 777/2018 (BO 28/12/2018), the CNV established that issuers subject to its control should apply to the annual financial statements, for interim and special periods, that close as of December 31, 2018 inclusive, the method of restating financial statements in a homogeneous currency as established by IAS 29.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

7) Foreign currency translation (Contd.)

Functional and presentation currency (Contd.)

In accordance with IAS 29, the financial statements of an entity reporting in the currency of a hyperinflationary economy must be reported in terms of the unit of measurement in effect at the date of the financial statements. All amounts in the statement of financial position that are not indicated in terms of the current unit of measurement as of the date of the financial statements should be updated by applying a general price index. All the components of the income statement should be indicated in terms of the unit of measure updated as of the date of the financial statements, applying the change in the general price index that has occurred since the date on which the income and expenses were originally recognized in the financial statements.

The adjustment for inflation in the initial balances was calculated considering the indexes established by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE, for the acronym in Spanish) based on the price indexes published by the National Institute of Statistics and Censuses (INDEC, for the acronym in Spanish). The coefficient for the nine-month period ended September 30, 2019 was 1.3770; also, the inter annual coefficient for the period ended September 30, 2019 was 1.5354.

Inflation adjustment

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets will gain purchasing power, provided that such items are not subject to a mechanism of adjustment.

Briefly, the re-expression mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements.

The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be re-expressed. The remaining non-monetary assets and liabilities will be re-expressed by a general price index. The loss or gain from the net monetary position will be included in the comprehensive net result of the reporting period, revealing this information in a separate line item.

The following is a summary of the methodology used for the preparation of these Condensed Individual Interim Financial Statements:

-	Non-monetary assets and liabilities: non-monetary assets and liabilities (property, plant and equipment, intangible assets, right of use, deferred profits and additional allowances) updated by the adjustment coefficients corresponding to September 30, 2019 at the date of acquisition or origin of each of them, as applicable. The income tax derived has been calculated based on the restated value of these assets and liabilities;

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

7) Foreign currency translation (Contd.)

Inflation adjustment (Contd.)

-	Monetary assets and liabilities, and monetary position result: monetary assets and liabilities, including balances in foreign currency, by their nature, are presented in terms of purchasing power as of September 30, 2019. The financial result generated by the net monetary position reflects the loss or gain that is obtained by maintaining an active or passive net monetary position in an inflationary period, respectively and is exposed in the line of "Result from exposure to changes in the purchasing power of the currency" (RECPAM, for the acronym in Spanish) in the Statement of Comprehensive Income;

-	Equity: the net equity accounts are expressed in constant currency as of September 30, 2019, applying the corresponding adjustment coefficients at their dates of contribution or origin;

-	Results: the items of the Individual Financial Statements have been restated based on the date on which they accrued or were incurred, with the exception of those associated with non-monetary items (depreciation and amortization expenses), which are presented as a function of the update of the non-monetary items to which they are associated, expressed in constant currency as of September 30, 2019, through the application of the relevant conversion factors.

The comparative figures have been adjusted for inflation following the same procedure explained in the preceding points.

In the initial application of the adjustment for inflation, the equity accounts were restated as follows:

-	The capital was restated from the date of subscription or from the date of the last adjustment for accounting inflation, whichever happened later. The resulting amount was incorporated into the "Capital adjustment" account

-	The other result reserves were not restated in the initial application

With respect to the evolution notes of non-monetary items for the year, the balance at the beginning includes the adjustment for inflation derived from expressing the initial balance to the currency of current purchasing power.

Transactions and balances

Transactions in foreign currency are translated into the functional currency using the exchange rates prevailing at the transaction dates (or valuation where items are re-measured).

Foreign exchange gains and losses and losses resulting from the settlement of such transactions and from the translation at year-end of the assets and liabilities denominated in foreign currency are recognized in the statement of comprehensive income.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 2 - ACCOUNTING POLICIES (Contd.)

7) Foreign currency translation (Contd.)

Transactions and balances (Contd.)

Foreign exchange gains and losses are shown in “Finance income” and/or “Finance expense” of the comprehensive statement of income.

Exchange rates used are the following: buying rate for monetary assets and selling rate for monetary liabilities, applicable at year-end according to Banco Nación, and at the foreign currency exchange rate applicable at the transaction date.

8) Contingencies

The Company has contingent liabilities for legal claims related to the normal course of business. It is not expected that any significant liabilities other than those provisioned will arise from contingent liabilities.

9) Income tax and Deferred tax - Tax revalued - Tax inflation adjustment

The income tax gain in 2019 was $1,828 million, including a current tax charge of $728 million that was mostly reversed by a deferred tax gain. On March 29, 2019, the Company adhered to the tax revaluation Law No. 27,430, fiscal period 2017, generating a deferred tax gain of $3,891 million, as well as a special tax charge of $637 million for adhesion to such benefit.

In order to determine the net taxable income at the end of the current period, the inflation adjustment determined in accordance with articles No. 95 to No. 98 of the income tax law, for $1,123 million was incorporated into the tax result. because the Company expects that, as of December 31, 2019, the variation of the General Level Consumer Price Index (IPC, for the acronym in Spanish) will exceed 30%. Likewise, the income tax law allows the deferral of the charge generated by the adjustment for tax inflation in three consecutive years, as a result, $421 million was recognized in the current tax liability and $702 million as a deferred tax liability.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 3 - BREAKDOWN OF CERTAIN ITEMS OF THE SEPARATED INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE SEPARATED INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME

SEPARATED INDIVIDUAL STATEMENTS OF FINANCIAL POSITION		09.30.19	12.31.18
	Note	$
Other non-current receivables
Trust for Strengthening	7	5,027,989,805	5,575,791,194
		5,027,989,805	5,575,791,194

Other current receivables
Expenses to be recovered		51,241,858	29,844,082
Guarantees granted	12	5,520,910	7,602,017
Related parties	7	2,886,193	9,933,120
Tax credits		2,781,239,871	1,332,411,078
Prepaid Insurance		19,120,928	38,498,826
Other		312,904,991	1,342,787
		3,172,914,751	1,419,631,910

Trade receivables, net
Trade receivables		4,978,121,206	3,506,640,923
Related parties	7	57,572,586	72,325,985
Checks - postdated checks		45,650,519	46,947,816
Provision for bad debts	8	(2,162,656,027)	(429,809,320)
		2,918,688,284	3,196,105,404
Cash and cash equivalents
Cash and funds in custody		7,697,629	14,641,265
Banks		5,023,066,551	4,025,831,994
Checks not yet deposited		18,775,422	33,700,788
Time deposits		-	1,263,104,524
		5,049,539,602	5,337,278,571

Accounts payable and other - non current
Other fiscal liabilities		59,801,591	120,894,472
		59.801.591	120.894.472

Accounts payable and other - current
Obligations payable		23,259,161	57,175,884
Suppliers		3,785,645,884	2,474,063,626
Foreign suppliers		212,056,086	98,343,824
Related parties	7	236,349,121	287,669,391
Salaries and social security liabilities		988,330,741	1,110,093,706
Other fiscal liabilities		137,374,795	192,341,693
		5,383,015,788	4,219,688,124

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 3 - BREAKDOWN OF CERTAIN ITEMS OF THE SEPARATED INDIVIDUAL STATEMENTS OF FINANCIAL POSITION AND THE SEPARATED INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME (Contd.)

SEPARATED INDIVIDUAL STATEMENTS OF COMPREHENSIVE INCOME

	Three months at		Nine months at
	09.30.19	09.30.18	09.30.19	09.30.18
	$
Revenues
Aeronautical revenues	5,231,400,791	5,235,699,471	15,571,968,982	14,158,552,899
Non-Aeronautical revenues	3,295,582,096	3,824,146,751	9,622,026,897	10,307,690,639
	8,526,982,887	9,059,846,222	25,193,995,879	24,466,243,538

As of September 30, 2019 and 2018, "over the time" income from contracts with customers for the nine-month periods was $21,457,756,081 and $20,463,001,440, respectively.

Other net incomes and expenses
Trust for Strengthening	211,725,531	224,491,459	625,181,610	607,113,154
Other	(10,293,672)	(33,244,818)	(27,197,140)	(47,821,435)
	201,431,859	191,246,641	597,984,470	559,291,719

Finance income
Interest	244,416,542	404,799,393	1,130,763,193	805,949,330
Foreign exchange differences	(142,707,652)	915,538,662	(795,408,461)	1,988,492,197
	101,708,890	1,320,338,055	335,354,732	2,794,441,527
Finance expenses
Interest	(569,247,003)	(457,675,276)	(1,393,855,057)	(1,117,234,293)
Foreign exchange differences	(4,522,020,079)	(5,241,144,344)	(2,888,719,739)	(10,340,877,085)
	(5,091,267,082)	(5,698,819,620)	(4,282,574,796)	(11,458,111,378)
	(4,989,558,192)	(4,378,481,565)	(3,947,220,064)	(8,663,669,851)

Income tax
Current	733,892,983	(21,867,872)	(727,776,502)	(60,731,149)
Deferred	737,031,970	300,038,025	2,555,833,447	(251,718,177)
	1,470,924,953	278,170,153	1,828,056,945	(312,449,326)

NOTE 4 - INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

	2019	2018
	$
Balance at January 1	133,335,645	138,148,370
Income from investments accounted for by the equity method	18,712,274	22,591,502
Balance at September 30	152,047,919	160,739,872

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 5 - INTANGIBLE ASSETS

		2019	2018
	Note	$
Original values
Balance at January 1		68,636,004,239	59,696,011,107
Acquisitions of the period		12,494,337,292	6,432,412,015
Balance at September 30		81,130,341,531	66,128,423,122

Accumulated Amortization:
Balance at January 1		(19,587,664,022)	(15,721,582,825)
Amortization of the period	10	(3,436,225,766)	(2,618,316,614)
Balance at September 30		(23,023,889,788)	(18,339,899,439)
Total net balance at September 30		58,106,451,743	47,788,523,683

NOTE 6 - BORROWINGS

Breakdown of borrowings

	09.30.19	12.31.18
	$
Non-current
Bank borrowings	6,142,393,679	-
Negotiable obligations	18,716,750,000	18,817,743,113
Finance lease liabilities	3,457,595	22,158,879
Cost of issuance of financial liability	(68,528,146)	(108,760,738)
Total Non-Current	24,794,073,128	18,731,141,254

Current
Bank borrowings	829,262,341	-
Negotiable obligations	3,268,417,960	2,251,252,054
Finance lease liabilities	23,059,552	66,839,335
Cost of issuance of financial liability	(10,542,792)	-
Total Current	4,110,197,061	2,318,091,389
Total	28,904,270,189	21,049,232,643

Breakdown of borrowings:

	2019	2018
	$
Balance at January 1	21,049,232,643	15,351,507,921
Borrowings obtained	7,653,478,425	28,749,390
Borrowings paid	(2,789,960,729)	(912,082,980)
Accrued interest	1,271,241,464	1,037,091,984
Foreign Exchange differences	2,163,875,410	9,946,418,683
Inflation adjustment	(443,597,024)	246,608,346
Net Balance at September 30	28,904,270,189	25,698,293,344

On February 6, 2017, the Company issued negotiable obligations for US$400,000,000 with maturity on February 1, 2027, with an interest rate of 6.875% and an issue price of 99.888% par value. Payment of principal will have a quarterly amortization in 32 quarters, identical and consecutive, payable from May 1, 2019.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 6 - BORROWINGS (Contd.)

These negotiable obligations are guaranteed by a Trust under the Argentine Law, by which the Company has transferred and assigned use fees of international and regional airports and the Concession Indemnification Rights. This guarantee has been approved by the ORSNA on January 17, 2017, through Resolution Nº 1/2017, that resolved to “authorize the Concession (…) a collateral assignment of up to US$ 400,000,000 (…)”.

According to the Offering Memorandum of Negotiable Obligations, dated January 19, 2017 and later modified on January 23, 2017 the Company will use the proceeds of the offering notes in compliance with Article 36 of the Negotiable Obligations Law to (i) refinance the liabilities of the Company including (a) the total payment of negotiable obligations issued on December 22, 2010; and (b) negotiable obligations Class “A” and Class “C”, issued by the Company in Argentina on April 21, 2010, plus accrued and unpaid interest to the date of redemption and the applicable prepayment premiums as long as they have not been redeemed before issue date and maturity with the Company’s funds and (ii) the remainder will be applied to finance infrastructure works in the airports of Group A of the Company. On January 23, 2017, the negotiable obligations issued in April 2010 were redeemed in full with the Company’s own funds, so the amount equivalent to the mentioned redemption will be aimed at infrastructure works in the airports of the Company belonging to Group “A” of the National System of Airports.

At September 30, 2019, the reasonable value of negotiable obligations issued in February 2017 is of $21,422,214,392. Such method of valuation is classified according to NIIF 13 as hierarchy of reasonable value Level 2 (quotation prices (not adjusted) in active markets for identical assets or liabilities).

On August 9, 2019, the Company has signed two loan agreements: (a) the onshore loan agreement for US$85,000,000 and (b) the offshore loan agreement for US$35,000,000. The lenders were Citibank N.A., Industrial and Commercial Bank of China (Argentina) S.A., Banco Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A.

The term of the loan contracts will be thirty-six months, as from the disbursement date.

The capital under the loan agreements will be repaid in nine equal and consecutive quarterly installments, the first capital payment made one year after the disbursement date, and will accrue interest: (i) with respect to the Onshore Loan Agreement, at a fixed rate of nominal annual 9.75%; (ii) with respect to the Offshore Loan Agreement, at a variable rate equivalent to (a) the LIBOR rate plus (b) an applicable margin of 5.500% annual nominal plus (c) the applicable withholding tax.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 6 - BORROWINGS (Contd.)

In order to guarantee the repayment of the loan agreements, the Company constituted a trust under which it was assigned fiduciary for guarantee purposes in accordance with the provisions of article 1680 and concordant of the Civil and Commercial Code of the Nation and for the benefit of each and every one of the lending banks, as beneficiaries (a) the collection rights, whether charged directly by the Company or a third party for the account and / or order of the Company, with respect to the total flow of funds for import and export services provided by Terminal de Cargas Argentinas (business unit of the Company), including but not limited to storage, handling, refrigeration and scanning of merchandise in any of the Airports of the Company (with the exception of 15% corresponding to the total revenues of the Concession, in accordance with the provisions of clause 5 of the Memorandum Agreement); and (b) the collection rights of the Company as a trustee pursuant to the provisions of article 11.4 of the Negotiable Obligations guarantee contract between the Company and Citibank dated January 17, 2017, in the event of termination, expropriation or rescue of the Concession Contract; including the right to receive and withhold all payments pursuant to them and any other proceeds thereof, fiduciary assigned under guarantee of the Negotiable Obligations by the Company under the Negotiable Obligations Guarantee Trust. Said assignment has been authorized by Resolution No. 61/2019 of the ORSNA dated August 8, 2019.

NOTE 7 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Balances with other related companies at September 30, 2019 and December 31, 2018 are as follows:

	09.30.19	12.31.18
	$
Trade receivables net - Current
Servicios y Tecnología Aeroportuarios S.A.	4,714,777	7,894,966
Other related companies	52,857,809	64,431,019
	57,572,586	72,325,985
Other current receivables
Cargo & Logistics S.A.	795,282	1,095,064
Other related companies	2,090,911	8,838,056
	2,886,193	9,933,120

Accounts payable and other - Current
Servicios y Tecnología Aeroportuarios S.A.	13,096,967	43,095,604
Texelrío S.A.	46,222,179	50,149,074
Other related companies	177,029,975	194,424,713
	2336,349,121	287,669,391
Provisions and other charges
Villalonga Furlong S.A.	619,276	1,826,728
Other related companies	1,728,126,249	586,924
	1,728,745,525	2,413,652

During the nine month periods ended at September 30, 2019 and 2018, the Company has charged the cost $329,786,627 and $370,691,521 respectively for maintenance done with Texelrio S.A.

During the nine month periods ended September 30, 2019 and 2018 the Company has charged to the cost $173,289,572 and $99,521,658 respectively with Proden SA for management control services, financial assistance, internal audit, out sourcing of systems and technology and rental and maintenance of offices.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 7 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

During the nine-month periods ended September 30, 2019 and 2018 the Company has charged at cost $45,684,567 and $36,717,361, respectively with Servicios Integrales América for out sourcing of systems and technology.

During the nine month periods ended September 30, 2019 and 2018, the Company has charged with Helport S.A. to intangible assets $72,794,294 and $486,550,353 respectively and at cost $260,844,326 and $180,583,784 respectively.

During the period ended September 30, 2018, the Company has allocated intangible assets for $9,342,023 corresponding to Mendoza's work carried out by Jose Cartellone - Helport - UTE.

During the nine-month period ended at September 30, 2019 and 2018 dividends have been paid to the shareholders according to their shareholding for $1,202,313,411 and $304,688,621 respectively.

At September 30, 2019 and December 31, 2018 the Company owed the Argentine National Government $426,820,024 and $447,791,328, respectively, corresponding to the specific allocation of revenues of each year (see Note 10) and has recorded a receivable for $5,027,989,805 and $5,575,791,194 respectively corresponding to the Trust for Strengthening to fund the infrastructure works of AA2000.

Furthermore, short-term compensation to key management was $104,611,393 and $58,982,712 for the nine month periods ended at September 30, 2019 and 2018 respectively.

In connection with foreign exchange transactions related to the technical and administrative assistance agreements with Corporación América Sudamericana and Ogden Corporation, on November 23, 2012 The Company was notified of a foreign exchange summon initiated by the Banco Central de la República Argentina (Central Bank of the Argentine Republic or BCRA, for the acronym in Spanish) regarding compliance with the existing legislation. On February 4, 2013, AA2000 presented defense procedures to the BCRA rejecting the allegations of such entity. In July 2016, sentence was passed favorable to the Company, non-appealable at the time of presentation of these financial statements.

In June 2016, the Company received a determination from the Federal Administration of Public Revenue (AFIP, for the acronym in Spanish) was objecting the abovementioned items corresponding to the fiscal years 2009 to 2012 resulting in a claim for unpaid income tax based on considering those foreign exchange transactions as undocumented payments. On August 3, 2016, the Company appealed the mentioned determinations to the Argentine Tax Court.

Although the Company considers it has solid arguments to demonstrate the authenticity of the management and administrative services provided by Corporación América Sudamericana S.A., it decided to enter the Extraordinary Tax Law to regularize tax obligations established by Law Nº 27,260. According to the Law, benefits of adhesion consist in the suspension of ongoing tax actions, extinction of the criminal tax action, remission of fines and other penalties non executable at the time of adhesion and reduction of interest. The corresponding debt for this item is registered in commercial accounts payable and others, current and non-current.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 7 - BALANCES AND TRANSACTIONS WITH RELATED PARTIES (Contd.)

Corporación America S.A. is the direct owner of 45.90% of the common shares of the Company, and an indirect owner through Corporación America Sudamericana S.A of 29.75% of the common shares of the Company, therefore is the immediate controlling entity of the Company.

Corporación America S.A is controlled by Cedicor S.A, which is the owner of the 95.37% of its capital stock. Cedicor S.A is 100% controlled by American International Airports LLC and at the same time it is controlled a 100% by Corporación America Airport S.A.

The ultimate beneficiary of the Company is Southern Cone Foundation. Its purpose is to manage its assets through decisions adopted by its independent Board of Directors. The potential beneficiaries are members of the Eurnekian family and religious, charitable and educational institutions.

NOTE 8 - BAD DEBT PROVISIONS

	2019	2018
	$
Initial balance at January 1	429,809,320	307,413,982
IFRIC 9 adjustments	-	(146,523,107)
Balance at January 1- Restated	429,809,320	160,890,875
Increases (*)	1,983,253,792	318,336,254
Usage	(85,371,065)	-
Inflation adjustment	(165,036,020)	(45,970,698)
Final Balance at September 30	2,162,656,027	433,256,431

(*) As of September 30, 2019 and 2018 includes $1,423,350,190 and $92,756,927 respectively in Distribution and selling expenses (Note 10), and $559,903,602 and $225,579,327 in Foreign exchange difference (Note 3).

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 9 - PROVISIONS AND OTHER CHARGES

	Note	At January 1, 2019	Increases	Decreases	Inflation adjustment	Accruals	Exchange differences	At September 30, 2019	Total Current	Total Non Current
Litigations		81,497,385	7,898,934	(11,419,319)	(21,592,140)	-	-	56,384,860	56,384,860	-
Related parties	7	2,413,652	41,625	(894,173)	(515,579)	-	-	1,045,525	1,045,525	-
Deferred income		194,572,598	351,783,097	-	-	(342,130,326)	-	204,225,369	170,126,616	34,098,753
Trust for works- Portfolio of projects 2012/2014		206,398,331	2,046,801,283	(1,988,347,521)	(63,338,787)	-	-	201,513,306	201,513,306	-
Guarantees received		66,315,055	117,207,798	(77,899,387)	(16,694,991)	-	-	88,928,475	88,928,475	-
Upfront fees from concessionaires		179,993,127	16,007,973	-	-	(31,683,750)	-	164,317,350	37,315,055	127,002,295
Dividends to be paid	7	-	2,411,257,637	(1,202,313,411)	(283,815,057)	-	802,570,831	1,727,700,000	1,727,700,000	-
Total of provisions and others liabilities		731,190,148	4,950,998,347	(3,280,873,811)	(385,956,554)	(373,814,076)	802,570,831	2,444,114,885	2,283,013,837	161,101,048

	Note	At January 1, 2018	Increases	Decreases	Inflation adjustment	Accruals	Exchange differences	At September 30, 2018	Total Current	Total Non Current
Litigations		109,402,846	27,694,375	(24,922,809)	(25,682,671)	-	-	86,491,741	86,491,741	-
Related parties		8,508,984	207,193	(4,023,713)	(1,478,735)	-	-	3,213,729	3,213,729	-
Deferred income		222,430,059	135,411,875	-	-	(211,040,525)	-	146,801,409	104,030,140	42,771,269
Trust for works- Portfolio of projects 2012/2014		152,503,746	1,520,455,479	(1,407,635,934)	(45,200,784)	-	-	220,122,507	220,122,507	-
Guarantees received		62,853,002	79,028,797	(24,242,300)	(18,393,340)	-	-	99,246,159	99,246,159	-
Upfront fees from concessionaires		224,607,983	12,371,827	-	-	(46,522,201)	-	190,457,609	41,887,014	148,570,595
Dividends to be paid	7	498,086,463	-	(304,688,621)	(193,397,842)	-	-	-	-	-
Total of provisions and others liabilities		1,278,393,083	1,775,169,546	(1,765,513,377)	(284,153,372)	(257,562,726)	-	746,333,154	554,991,290	191,341,864

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 10 - COSTS OF SALES, ADMINISTRATIVE, DISTRIBUTION, AND SELLING EXPENSES

Item	Cost of sales	Distribution and selling expenses	Administrative expenses	Total
	$
Nine month period ended at 09.30.19
Specific allocation of revenues	3,751,089,661	-	-	3,751,089,661
Airport services and maintenance	3,560,687,892	-	3,342,349	3,564,030,241
Amortization of intangible assets	3,356,549,884	2,466,280	77,209,602	3,436,225,766
Salaries and social security contributions	3,326,092,519	42,418,305	361,618,045	3,730,128,869
Fees for services	157,696,901	15,336,124	81,492,229	254,525,254
Public utilities and contributions	612,933,299	154,626	1,174,053	614,261,978
Taxes	122,515,250	1,203,791,084	228,025,566	1,554,331,900
Office expenses	567,023,383	8,615,796	114,036,436	689,675,615
Insurance	48,712,705	12,050	117,229	48,841,984
Advertising expenses	-	71,872,953	-	71,872,953
Bad debt charges	-	1,423,350,190	-	1,423,350,190
Board of Directors and Supervisory Committee fees	-	-	21,761,588	21,761,588
Amortization right of use	102,562,276	-	-	102,562,276
Total at 09.30.19	15,605,863,770	2,768,017,408	888,777,097	19,262,658,275

Nine month period ended at 09.30.18
Specific allocation of revenues	3,641,919,063	-	759,860	3,642,678,923
Airport services and maintenance	3,508,239,665	19,947,227	38,118,361	3,566,305,253
Amortization of intangible assets	2,589,644,502	3,521,045	25,151,067	2,618,316,614
Salaries and social security contributions	3,062,732,067	78,958,543	407,870,977	3,549,561,587
Fees for services	100,989,896	9,148,396	100,351,096	210,489,388
Public utilities and contributions	571,035,968	829,358	3,000,507	574,865,833
Taxes	108,712,913	1,280,974,811	192,693,341	1,582,381,065
Office expenses	325,231,928	12,279,210	310,198,022	647,709,160
Insurance	54,244,174	-	3,140,770	57,384,944
Advertising expenses	31,276,972	41,079,687	28,201,584	100,558,243
Bad debt charges	-	92,756,927	-	92,756,927
Board of Directors and Supervisory Committee fees	23,565,131	-	-	23,565,131
Total at 09.30.18	14,017,592,279	1,539,495,204	1,109,485,585	16,666,573,068

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 11 - FOREIGN CURRENCY ASSETS AND LIABILITIES

Item	Foreign currency type and amount at 09.30.19		Foreign exchange rates	Amount in local currency at 09.30.19	Amount in local currency at 12.31.18
				$
ASSSETS
CURRENT ASSETS
Cash and cash equivalents	US$	79,502,145	57.3900	4,562,628,099	3,976,403,715
Trade receivables	US$	72,866,552	57.3900	4,181,811,434	2,499,265,572
Current investments	US$	-	-	-	256,829,095
Total current assets				8,744,439,533	6,732,498,382
Total assets				8,744,439,533	6,732,498,382

LIABILITIES
CURRENT LIABILITIES
Commercial accounts payable and others	US$	14,914,819	57.5900	858,944,452	458,416,564
	EUR	1,874,848	62.8422	117,819,575	98,301,226
	CAD	5,443,056	43.1273	234,744,290	-
Borrowings	US$	70,025,296	57.5900	4,032,756,796	2,223,703,387
Lease liabilities	US$	2,683,191	57.5900	154,524,945	-
Provisions and other charges	US$	30,000,000	57.5900	1,727,700,000	-
Total current liabilities				7,126,490,058	2,780,421,177

NON-CURRENT LIABILITIES
Borrowings	US$	433,700,527	57.5900	24,976,813,334	18,820,246,053
Lease liabilities	US$	210,281	57.5900	12,110,111	-
Total non-current liabilities				24,988,923,445	18,820,246,053
Total liabilities				32,115,413,503	21,600,667,230
Net liability position				23,370,973,970	14,868,168,848

NOTE 12 - OTHER RESTRICTED ASSETS

Other than what is mentioned in Note 1 and 6, other receivables in current assets at September 30, 2019 and December 31, 2018 include $5,520,910 and $7,602,017 corresponding to guarantees granted to third parties in connection with lease agreements.

NOTE 13 - CAPITAL STOCK

At September 30, 2019, capital stock is as follows:

Par Value
$
Paid-in and subscribed	1,006,046,708
Registered with the Public Registry of Commerce	1,006,046,708

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 13 - CAPITAL STOCK (Contd.)

The Company’s capital stock is comprised of 258,517,299 common shares of $1 par value and one vote each and 747,529,409 preferred non-voting shares of $1 par value. Preferred shares will have voting rights on the following matters: i) partial or total capital reimbursement; ii) during the period benefits of preferred shareholders are granted but not received; iii) the appointment of a full and an alternate director and a full and an alternate syndic; and iv) in the remaining cases established by Corporate Law No. 19550.

Furthermore, according to the requirements of General Resolution 629 issued by the CNV, the books and accounting records of the Company are located in the fiscal address located in Honduras 5673/5663, Autonomous City of de Buenos Aires. In addition, AA2000 has certain supporting accounting and operating documentation in the warehouses of Bank S.A. in the Province of Buenos Aires, Garín (Ruta Panamericana km. 37,5), Pacheco (Ruta Panamericana km. 31,5), Munro (Av Fleming 2190) and Avellaneda (General Rivadavia 401).

NOTE 14 - CAPITAL STOCK AND SHARE PREMIUM

The ordinary and special general meeting of classes A, B, C and D and special of preferred shares held on July 25, 2019 resolved to distribute a dividend to the preferred shares for an amount of $ 118,276,769.

Likewise, the preferential dividend accrued for the nine-month period ended September 30, 2019 is $101,788,172 and will be recorded at the time of its approval by the Shareholders' Meeting.

NOTE 15 - RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 9, 2018 AND JULY 25, 2019

The general ordinary and special meeting of class A, B, C and D and special of preferred shares held on April 9, 2018 decides among other issues:

-	That the income of the year ended at December 31, 2017 has the following destination:

(i)	$2,419,272 for the constitution of the legal reserve;
(ii)	$12,338,287 to the distribution of dividends corresponding to the preferred shares subscribed by the Argentine National Government according to the resolutions of the general extraordinary meeting of the Company´s Shareholders held on March 6, 2008 and clause 14 and attachment VII of The Memorandum of Understanding for the Restatement of the Concession Agreement, payable in preferred shares;
(iii)	the remaining of $2,669,727,436 to the facultative reserve for compliance of works for future plans.

-	issue 12,338,287 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 15 – RESOLUTIONS OF SHAREHOLDERS’ ORDINARY AND SPECIAL MEETINGS OF CLASS A, B, C AND D SPECIAL OF PREFERRED SHARES OF AEROPUERTOS ARGENTINA 2000 S.A. HELD ON APRIL 9, 2018 AND JULY 25, 2019 (Contd.)

-	increase the capital stock from $875,431,652 to $887,769,939, i.e., in the amount of $12,338,287, through the issuance of 12,338,287 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided.

On the other hand, the ordinary general assembly, special of classes A, B, C and D and special of preferred shares, convened for April 15, 2019, which was adjourned for April 30, 2019 decided not to address the Agenda item referred to the destination of the result of the 2018 year, for which purpose a new assembly was convened for June 13, 2019, which was adjourned for July 11 and then for July 25, 2019.In the assembly held on July 25, 2019, it was resolved:

-	That the result of the year ended December 31, 2018 has the following destination:

(i)	$62,651,480 for the constitution of the legal reserve;
(ii)	$118,276,769 to the distribution of dividends corresponding to the preferred shares held by the national State, payable in 118,276,769 preferred shares of a peso ($ 1) nominal value each;
(iii)	the sum of US $ 50,000,000 (US dollars fifty million), or its equivalent in pesos (which at the date of the meeting amounted to $ 2,143,500) to the distribution of cash dividends among shareholders of classes A, B, C and D shares, in accordance with their respective holdings; and
(iv)	the remainder, that is, $ 4,949,288,026 for the constitution of a facultative reserve for the execution of future works plans.

-	issue 118,276,769 preferred shares of $1 par value under the same terms of the preferred shares issued in favor of the Argentine National Government as per class A, B and C Shareholders General Extraordinary and Special Meeting held on March 6, 2008;

-	increase the capital stock from $887,769,939 to $1,006,046,708, i.e., in the amount of $118,276,769, through the issuance of 118,276,769 preferred shares of $ 1 par value, with no vote;

-	that the preferred shares are subscribed fully by the Argentine National Government;

-	delegate in the Board of Directors the registry in the Shareholders’ Registry of the capital stock increase decided.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Notes to the Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format (Contd.)

NOTE 16 - EARNINGS PER SHARE

The Shareholders’ General Extraordinary Meeting held on June 6, 2008, approved by the ORSNA on April 25, 2008, earnings per share is calculated as net income for the year less accrued preferred shares dividends for the year, divided by the number of common shares.

	09.30.19	09.30.18
Income for the year, net accrued dividends	3,651,818,572	(1,794,571,674)
Amount of ordinary shares	258,517,299	258,517,299
Earnings per shares	14.1260	(6.9418)

NOTE 17 - FINANCIAL RISK MANAGEMENT

The Company is exposed by its activities to several financial risks: market risk (including risk of exchange rate, risk of fair value due to interest rate and price risk), credit risk and liquidity risk.

These Condensed Individual Interim Financial Statements do not include all the information on financial risk management requested in the annual financial statements, thus they should be read together with the financial statements audited at December 31, 2018.

There have been no changes in the risk management policies since the last yearly closing.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format

Additional information required by Art. 12, chapter III,

title IV of the National Securities Commission

General issues about the activity of the Company

1. Specific and significant legal regimes that imply declines or contingent re-births of benefits foreseen by said provisions.

They do not exist.

2. Significant changes in the company's activities or other similar circumstances that occurred during the years included in the financial statements that affect their comparability with those presented in previous years, or that could affect it with those that will be presented in future periods.

See Notes 1 and 2 to these financial statements.

3. Classification of the balances of credits and debts in the following categories:

a) Due date, with subtotals for each of the four (4) last quarters and for each previous year;

b) Without established deadline;

c) To expire, with subtotals for each of the first four (4) quarters and for each subsequent year.

		Due dates					Without established
Item	Past due	1st Q	2nd Q	3rd Q	4th Q	Beyond 4th Q	term	Total
	$
RECEIVABLES
Trade receivables	1,486,502,373	1,424,747,226	5,209,930	2,228,755	-	-	-	2,918,688,284
Other receivables	-	11,379,888	4,780,232	4,780,232	4,780,232	5,027,989,805	3,147,194,167	8,200,904,556
	1,486,502,373	1,436,127,114	9,990,162	7,008,987	4,780,232	5,027,989,805	3,147,194,167	11,119,592,840

DEBTS
Specific allocation of income to be paid E.N.A.	-	426,820,024	-	-	-	-	-	426,820,024
Accounts payable and other	836,570,707	3,349,577,792	364,363,684	9,341,912	823,161,693	59,801,591	-	5,442,817,379
Borrowings	-	1,188,127,115	718,067,760	718,067,760	1,485,934,426	24,794,073,128	-	28,904,270,189
Lease liabilities	-	41,287,289	38,968,687	37,481,988	36,786,981	12,110,111	-	166,635,056
Deferred tax	-	-	-	-	-	-	4,541,126,585	4,541,126,585
Provisions and other charges	-	2,026,062,850	58,403,464	35,303,626	16,885,036	161,101,048	146,358,861	2,444,114,885
	836,570,707	7,031,875,070	1,179,803,595	800,195,286	2,362,768,136	25,027,085,878	4,687,485,446	41,925,784,118

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format

Additional information required by Art. 12, chapter III,

title IV of the National Securities Commission (Contd.)

General issues about the activity of the Company (Cont.)

4. Classification of receivables and debts, in a way that allows to know the financial effects produced by its maintenance. It should enable the identification of:

a) Accounts in national currency, in foreign currency and in kind:

	Credits	Debts (*)
	Thousands of $
In national currency	6,937,782	4,783,778
In foreign currency
American dollars	4,181,811	31,879,774
Euros	-	117,820
Canadian dollars	-	234,744
Total	11,119,593	37,016,116

(*) Does not include deferred profits or additional consideration of permit holders.

b) Balances subject to adjustment clauses and those that are not;

See note 11 to the present Financial Statements.

c) Balances that accrue interest and those that do not.

See note 6 to the present Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format

Additional information required by Art. 12, chapter III,

title IV of the National Securities Commission (Contd.)

General issues about the activity of the Company (Cont.)

5. Detail of the percentage of participation in Companies of Article 33 of Law No. 19,550 in the capital and in the total number of votes. In addition, debit balances and / or creditors by company and segregated as provided in points 3 and 4 above.

Shareholders	Shareholders Number, Type and Nominal Value of Shares	Class of shares	% share in ordinary capital	% participation in total votes	% share in preferred capital
Societá per Azioni Esercizi Aeroportuali S.E.A.	21,973,747 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class A	8.50%	8.50%
Corporación América Sudamericana S.A.	76,908,114 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class B	29.75%	29.75%
RIVA SAICFyA	2,197,375 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class B	0.85%	0.85%
Corporación América S.A.	61,526,492 class C shares and 57,131,742 ordinary class A shares with a par value of $ 1 each and entitled to one vote per share.	Class C & Class A	45.90%	45.90%
Estado Nacional Argentino	38,779,829 ordinary shares with a par value of $ 1 each and entitled to 1 vote per share.	Class D	15%	15%
Estado Nacional Argentino	747,529,409 preferred shares with a par value of $ 1 each without the right to vote. Preferred shares will have the right to vote in the cases listed in Note 16.				100%

Classification of balances with Companies of Art. 33 of Law N° 19,550 in the following categories:

Receivables:

Period	In thousands of $
1st Semester	59,664
Without established deadline	795
Total	60,459

Debts:

Period	In thousands of $
1st Semester	1,965,476
Without established deadline	619
Total	1,965,095

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format

Additional information required by Art. 12, chapter III,

title IV of the National Securities Commission (Contd.)

Classification of balances with Companies of Art. 33 of Law N° 19,550 in the following categories (Contd.):

Classification of credits and debts, in a way that allows to know the financial effects that its maintenance produces. It should enable the identification of accounts in national currency, in foreign currency and in kind:

Receivables with Societies of Art. 33 of Law N° 19,550

In national currency	In thousands of $
Without adjustment clauses	60,459
60,459

Debts with Companies of Art. 33 of Law No. 19,550

In national currency	In thousands of $
Without adjustment clauses	1,963,777
1,965,095

Also, see Note 7 to these financial statements.

Trade receivables or borrowings against directors, trustees, members of the supervisory board and their relatives up to and including the second degree. For each person, the maximum balance during the year (expressed in closing currency), the balance at the date of the financial statement, the reason for the credit, the currency in which it was granted and the clauses for monetary update and interest rates will be indicated. applied.

They do not exist.

Physical inventory of inventories

Frequency and scope of physical inventory of inventories. If there are assets of significant immobilization over time, for example more than one year, indicate their amount and if the corresponding provisions have been made.

They do not exist.

Current values

Sources of data used to calculate the current values used to value inventories, fixed assets and other significant assets. As an exception, the cost of the last purchase restated at the end of the period is admissible for inventories.

See Note 2 to the present Financial Statements.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format

Additional information required by Art. 12, chapter III,

title IV of the National Securities Commission (Contd.)

Fixed assets

In the case of the existence of technically revalued use assets, indicate the method followed to calculate the reversal of the exercise of the "technical revaluation reserve" when part of it had been previously reduced to absorb losses.

They do not exist.

The total value recorded in the balance sheet of the unused useable assets must be reported.

They do not exist.

Participation in other companies

Participations in other companies in excess of what is allowed by article 31 of Law No. 19,550 and plans to regularize the situation.

They do not exist.

Recoverable values

Criteria followed to determine the significant "recoverable values" of inventories, fixed assets and other assets, used as limits for their respective accounting valuations.

See note 2 to the present Financial Statements.

Insurance

Insurance that covers tangible assets. For each homogeneous group of assets, the risks covered, the sums insured and the corresponding book values will be recorded.

Risk covered	Amount insured	Residual book value
	Thousands of $
Fire	139,070,559	56,486,500
Vehicles, Machines and Equipment	149,017	191,007

See note 1 to the present financial statements.

Positive and negative contingencies

Elements considered to calculate the provisions whose balances, considered individually or together, exceed two percent (2%) of the equity.

They do not exist.

Aeropuertos Argentina 2000 S.A.

Registration number with the Superintendency of Corporations: 1645890

Separated Condensed Individual Interim Financial Statements

At September 30, 2019 presented in comparative format

Additional information required by Art. 12, chapter III,

title IV of the National Securities Commission (Contd.)

Provision for Bad debts

It covers the risk of bad debts of accounts receivable and has been calculated taking into account a study of the possibility of collection of credits based on experience, credit policy and position, considering the amount estimated for such provision as reasonable and sufficient.

Contingent situations at the date of the financial statements whose probability of occurrence is not remote and whose patrimonial effects have not been accounted for, indicating whether the lack of accounting is based on their probability of being specified or on difficulties in quantifying their effects.

See notes 2 to the present Financial Statements.

Irrevocable advances on account of future subscriptions

State of the procedure addressed to its capitalization.

They do not exist.

Cumulative unpaid dividends of preferred shares.

See note to the present Financial Statements.

Conditions, circumstances or terms for the cessation of restrictions on the distribution of the unallocated results, including those that arise from the effect of the legal reserve to absorb final losses and are still pending reimbursement.

See notes 16 and 17 to the present Financial Statements.

“Free translation from the original in Spanish for publication in Argentina”

REPORT ON REVIEW OF SEPARATE CONDENSED INDIVIDUAL INTERIM FINANCIAL STATEMENTS

To the Shareholders, Chairman and Directors of

Aeropuertos Argentina 2000 S.A.

Legal address: Honduras 5663

Autonomous City of Buenos Aires

Tax Code: 30-69617058-0

Introduction

We have reviewed the accompanying separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. ("the Company") including the separate statement of financial position as at September 30, 2019, the separate statement of comprehensive income for the nine and three months periods ended September 30, 2019 and the separate statements of changes in shareholders' equity and of cash flows for the nine-month period then ended and the selected explanatory notes.

The balances and other information for the year 2018 and for its interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those statements.

Board Responsibility

The Company's Board of Directors is responsible for the preparation and presentation of the financial statements in accordance with International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and, added by the National Securities Commission (CNV) to its regulations, as issued by the International Accounting Standard Board (IASB) and thus, is responsible for the preparation and presentation of the separate condensed individual interim individual financial statements mentioned in the first paragraphs, in accordance with International Accountant Standard No. 34 “Interim Financial Reporting” (IAS 34).

Scope of review

Our review was limited to the application of the procedures established in the International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE, as approved by the International Auditing and Assurance Standard Board (IAASB). A review of interim financial information consists of making inquiries to the company personnel responsible for the preparation of the information included in the separate condensed individual interim financial statements and in the performance of analytical and other review procedures. This review is substantially less in scope than an audit conducted in accordance with International Auditing Standards, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate statement of financial position, the separate statements of comprehensive income and cash flows of the Company.

“Free translation from the original in Spanish for publication in Argentina”

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the separate condensed individual interim financial statements mentioned in the first paragraphs, have not been prepared, in all material respects, in accordance with International Accounting Standard (IAS) No. 34.

Report on the compliance with current regulations

In accordance with current regulations, in connection with Aeropuertos Argentina 2000 S.A., we report that:

a)	the separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. are in process of being transcribed into the into the “Inventory and Balance Sheet” book;

b)	the separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. stem from accounting records kept, in all formal aspects in conformity with legal regulations;

c)	we have read the additional information to the notes to the separate condensed individual interim financial statements required by Article 12, Chapter III, Title IV of the Regulations of the National Securities Commission, on which, insofar as concerns our field of competence, we have no observations to make;

d)	as of September 30, 2019, Aeropuertos Argentina 2000’s accrued debt with the Argentine Social Security System, which stems from the accounting records, amounted to $79.452.050, which was not yet due at that date.

Autonomous City of Buenos Aires, November 6, 2019.

PRICE WATERHOUSE & CO. S.R.L.

by		(Partner)
Miguel A. Urus

SURVEILLANCE COMMITTEE REPORT

To the shareholders of

AEROPUERTOS ARGENTINA 2000 S.A.

In accordance with the requirements of the article 294 of Law 19,550 and the article 63 subsection b) of the BYMA Regulations (Argentine Stock and Market), we have reviewed the accompanying separate condensed individual interim financial statements of Aeropuertos Argentina 2000 S.A. including the separate statement of financial position as of September 30, 2019, the separate statement of comprehensive income for the nine and three months periods ended September 30, 2019 and the separate statements of changes in shareholders' equity and of cash flows for the nine-month period ended September 30, 2019, the explanatory notes and the additional information required by the article 63 subsection a), paragraph 6 of the BYMA Regulation.

The company's board of directors is responsible for the preparation and presentation of these separate condensed individual interim financial statements in accordance with International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and, added by the National Securities Commission (CNV) to its regulations, as issued by the International Accounting Standard Board (IASB). Therefore, it is responsible for the preparation and presentation of the separate condensed individual interim financial statements mentioned in the first paragraph, in accordance with International Accountant Standard No. 34 “Interim Financial Reporting” (IAS 34).

Our review was conducted in accordance with the supervisory existing standards. Those standards require the verification of the consistency of the revised documents with the information on the corporate decisions established in the minutes and the adequacy of those decisions to the law and the by-laws regarding its formal and documentary aspects. In order to carry out our professional work, we have taken into account the report on review of the external auditor, Miguel A. Urus (partner of Price Waterhouse & Co. SRL), dated November 6, 2019, who states that it has been issued in accordance with the International Standard of Review Engagements NIER 2410 "Review of interim financial information performed by the independent auditor" of the entity, which was adopted as review standard in Argentina by Technical Pronouncement No. 33 of the FACPCE.

This review is substantially less in scope than an audit conducted in accordance with International Auditing Standards, and consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an opinion on the separate statement of financial position, the separate statements of comprehensive income and cash flows of the company.

We have not carried out any management control and, therefore, we have not evaluated the criteria and business decisions of administration, financing, marketing or production, since these issues are the sole responsibility of the board of directors.

Based on our review, with the scope described above, we hereby inform that:

the separate condensed individual interim financial statements as of September 30, 2019 consider all significant events and circumstances that are known to us, and nothing has come to our attention that causes us to believe that the separate condensed individual interim financial statements mentioned in the first paragraph of this report, have not been prepared, in all material respects, in accordance with International Accounting Standard No 34. (IAS 34); and

the separate condensed individual interim financial statements mentioned in the first paragraph of this report have not been established in the Inventory and Balance Book, and they arise from the accounting records taken in their formal aspects in accordance with legal regulations.

In exercise of our legal supervision duties, during the period at issue, we performed the procedures set forth in Article 294 of Law 19,550 that we consider necessary in accordance with the circumstances, and in this respect, we have no observations to make.

Autonomous City of Buenos Aires, November 6th 2019.

_______________

Patricio A. Martin

By Surveillance Committee